Contact

nkat11@gmail.com

www.linkedin.com/in/nicole-ayres-b42bbb42 (LinkedIn)
www.nicoleayres.com (Personal)

Top Skills

Conscious Business

Entrepreneurship

Creative Writing

Nicole Ayres

Founder + CEO of an independent agency and tech startup // On a mission to help millions of people get out of survival mode and realize they're the creators of their own destiny

Nashville, Tennessee, United States

Summary

There's a new majority workforce arising — independents seeking independence.

More money. More influence. More freedom.

I've built an agency around them. And now I'm building a tech company to support them.

Why? Because I am them.

I was a career Creative Director who left the 9-5 and made over $500k freelancing my first year. Three years later, I had built a 4+ million dollar agency working with some of the biggest brands in the world.

I scaled Jumpsuit with zero paid ads. Almost entirely WOM and referrals.

As we grew, scale became tricky, and I realized I needed technology that didn't really exist. So, I co-founded a tech company and we're about to raise our first round of fundraising.

As long as I'm doing some combination of helping independents live their dream — and helping brands connect to incredible talent that can help fulfill their dreams, I'm living the dream.

I'm looking to connect with:
— brands who want to do things differently
— freelancers, creators, and solopreneurs who are either freaking awesome at what they do and want to collaborate, or who are freaking awesome at what they do and need help scaling themselves and their business

— investors who want to help build something really meaningful and really big
— any other folks who are learning presence, awareness, and the unfolding of consciousness

Experience

Jumpsuit
Founder
April 2016 - Present (7 years 7 months)
Nashville, Tennessee, United States

Jumpsuit is a full-service creative agency powered by entrepreneurs who collaborate by sharing their expertise in the startup and big agency space. We all took the jump into working for ourselves and said, "Let's be independent together. We've worked with over 50% of Fortune 50 companies and some of the world's coolest startups.

We offer our clients unmatched speed, expertise, and agility. Solving your problems and doing kickass work is intrinsically tied to our livelihood and passion. You won't find another agency with as much skin in the game.

Jumpsuit is a woman-owned, LGBTQ-owned company and our clients range from tech startups to billion dollar brands. Let's make some history together

Website:
www.jumpsuitagency.com

Podcast:
www.jumpsuiters.com

Jauntboards
Co-Founder and CEO
April 2023 - Present (7 months)

We're building a technology platform for the new majority workforce: independent business owners. Jauntboards is where we'll show the world what we do, how we do it, and how to hire us.

We'll democratize what we know and who we know. We'll collaborate instead of compete, flowing work back and forth, creating an entirely new economy and way that work gets done.

Our mission is to help millions of people get out of survival mode and become the creators of their own destiny.

The future of work. And of us.

Dfuzr Industries

Content Director and Consultant

October 2018 - April 2020 (1 year 7 months)

Nashville, Tennessee

Helped launch Microsoft Learn — a self-guided micro-learning platform — guiding its migration strategy, content development, and gamification elements. Helped Twitter communicate the power of its data through storytelling, SXSW keynote, and data visualizations.

BAREFOOT

Creative Director

December 2016 - September 2018 (1 year 10 months)

Cincinnati, OH

Led the creative team on the Procter & Gamble account, serving their epic efforts for first party data collection overseeing an 18 million person CRM -- helping brands (like Tide, Olay, Charmin, Pantene, Tampax, Swiffer, etc.) deliver personalization at scale. Provided creative oversight across their multi-brand website, CRM, social, and digital marketing campaigns.

In my first year, I led our team in bringing home 2 gold Addys and a Judge's Choice Award — and also contributed to the creative for My Black is Beautiful's "The Talk" campaign which won an Emmy and the 2018 Cannes Grand Prix.

Urbanist Insider

Chief Content Officer

August 2015 - August 2017 (2 years 1 month)

Denver

Co-founded a Techstars startup to help people looking to move to a new city find the place that's the perfect fit. Neighborhoods served up Netflix style via a custom algorithm to help you imagine living your life there.

As Chief Content Officer, I was responsible for developing our content strategy and content calendar, hiring/training/managing content creators, editing,

posting, and tagging content in our custom CMS, and working closely with our Chief Technology Officer and our Chief Design Officer on our product.

Responsible for content wireframes, UX/UI creative direction, implementing user testing, and continually optimizing our algorithm. I also rolled up my sleeves writing and producing over 75 videos for our Denver beta in one year.

Epipheo
Creative Director
August 2012 - January 2016 (3 years 6 months)

Epipheo created THE explainer video industry which provided me the opportunity to tell stories for some of the most disruptive startups and biggest brands in the world. I had the privilege of helping hundreds of companies clearly explain their value, how their product or service works, and most importantly — why someone should care.

Responsible for managing a team including account, production, design, and copy -- as well as our team's P&L.

Key accounts: Visa, Hertz, Blue Cross Blue Shield, and Epson.

C-HOP
Manager
September 2009 - 2012 (3 years)
Cincinnati Area

I recruited, trained, and managed singers, musicians, and sound technicians.

Kofenya Coffee
Co-Founder
August 2004 - May 2009 (4 years 10 months)
Oxford, Ohio

I co-founded an independent coffee shop near Miami University of Ohio as an undergrad. There were no free business plans online or YouTube videos to learn from back then. We figured it ourselves, won Miami University's "Student Entrepreneur of the Year" Award as a result, and almost 20 years later, it’s still thriving.

Education

Miami University

Education, Language Arts · (2001 - 2007)